TERM SHEET (EXHIBIT B TO FORM C)
FOR CONVERTIBLE PROMISSORY PRESEED NOTE FINANCING OF
HEMP CR INC

This term sheet is an expression of intent only, does not express the agreement of the parties, is not meant to be binding on the parties and is meant to be used as a negotiation aid by the parties. The parties do not intend to be bound until they enter into a definitive agreement regarding the subject matter of this term sheet.

Issuer: Hemp CR Inc, a Nevada corporation (the "*Company*").

Financing Amount: Up to $100,000 from investors identified by the Company (the "*Investors*", each an "*Investor*"). Amounts may be funded in multiple closings. Hemp CR would consider an over subscription amount up to an additional 25%.

Promissory Notes: The Company shall issue promissory preseed notes (the "*Notes*") at a 25% discount in exchange for amounts invested by the Investors. The Notes will have the following principal provisions:

Maturity: Unless earlier repaid or converted, outstanding principal and unpaid accrued interest on the Notes shall be due and payable upon request of the Majority Holders made on or after the date which is 12 months from the initial closing of January 22, 2022 (the "*Maturity Date*").

Interest: Simple interest shall accrue on an annual basis at the rate of 6% per annum.

Conversion at Qualified Financing: In the event the Company consummates, while the Note is outstanding, an equity financing pursuant to which it sells shares of its equity securities ("*Next Round Securities*"), with an aggregate sales price of not less than $500,000, excluding any and all indebtedness under the Notes that is converted into Next Round Securities, and with the principal purpose of raising capital (a "*Qualified Financing*"), then all principal, together with all unpaid accrued interest under the Notes, shall automatically convert into shares of Next Round Securities at the lesser of (i) 75% of the cash price per share paid by the other purchasers of Next Round Securities in the Qualified Financing and (ii) the price obtained by dividing $2,500,000 by the number of outstanding shares of common stock of the Company immediately prior to the Qualified Financing (assuming conversion of all securities convertible into common stock and exercise of all outstanding options and warrants, including all shares of common stock reserved and available for future grant under any equity incentive or similar plan of the Company, and/or any equity incentive or similar plan to be created or increased in connection with the Qualified Financing, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or other indebtedness).

Change of Control: If the Company is acquired prior to the Qualified Financing, then at each Investor's option, either (i) such Investor shall receive a cash repayment equal to the outstanding principal and unpaid accrued interest, plus an additional payment equal to 10% of the principal amount of such Investor's Note, or (ii) such Investor's Note shall be converted into shares of common stock at a conversion price equal to the quotient resulting from dividing $2,500,000 by the number of outstanding shares of common stock of the Company immediately prior to the acquisition (assuming conversion of all securities convertible into common stock and exercise of all outstanding options and warrants, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or other indebtedness). An investor in the Seed Round Notes are receiving 25% discount.

Pre-Payment: The principal and accrued interest may not be prepaid unless approved in writing by the Majority Holders.

Security: The Notes shall be unsecured obligations of the Company.

Documentation:	The Notes may be amended by the Company and the holders of a majority (by unpaid principal amount) of the Notes (the "***Majority Holders***").
Expenses:	The Company and Investors will each bear their own legal and other expenses with respect to the Notes financing.

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This term sheet is non-binding and is intended solely as a summary of the terms that are currently proposed by the parties. The parties acknowledge that they neither intend to enter, nor have they entered, into any agreement to negotiate a definitive agreement pursuant to this term sheet, and either party may, at any time prior to execution of such definitive agreement, propose different terms from those summarized herein or unilaterally terminate all negotiations pursuant to this term sheet without any liability whatsoever to the other party. Each party shall be solely liable for all of its own fees, costs and other expenses in conjunction with negotiation and preparation of a definitive agreement pursuant to this term sheet.

COMPANY: HEMP CR INC

By: _____

Name: Timothy Morales
Title: Chief Executive Officer

INVESTOR (if an entity):   _____

By: _____

Name: _____
Title: _____

Subscription Amount:
$1.000 min-$100,000 max $_____

INVESTOR (if an individual):   _____
If you are an unaccredited
investor, your limit is $2,000
unless approved by the Company

Signature: _____

Subscription Amount:
$1.000 min-$100,000 max $_____